UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G
                                   (Rule 13d-102)
               Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934*


                            Platinum Entertainment, Inc.

                                  (Name of Issuer)
                       Common Stock, par value $.001 per share

                           (Title of Class of Securities)
                                     727909-10-3

                                    (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































     SEC 1745 (2-95)                 Page 1 of 9

                                    SCHEDULE 13G


     CUSIP No. 727909-10-3                             Page 2 of 7 Pages



       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Steven D. Devick



       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) o
                 Not Applicable                          (b) o


       3    SEC USE ONLY



       4    CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States


      NUMBER OF     5    SOLE VOTING POWER
        SHARES
     BENEFICIALL
      Y OWNED BY
         EACH
      REPORTING
     PERSON WITH
                              1,045,617(a)


                    6    SHARED VOTING POWER
                              56,250(b)


                    7    SOLE DISPOSITIVE POWER
                              1,045,617(a)


                    8    SHARED DISPOSITIVE POWER
                              56,250(b)


       9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,101,867(a)(c)


       10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                           o
                 No


       11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 18.0%


     SEC 1745 (2-95)                 Page 2 of 9


       12   TYPE OF REPORTING PERSON*
                 IN



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!























































     SEC 1745 (2-95)                 Page 3 of 9



     (a) Includes 803,078 shares which Mr. Devick has the right to acquire pursuant to the exercise of vested stock options held by Mr. Devick.
     (b) Represents 56,250 shares which Mr. Devick has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held in the name of Platinum Venture Partners II, L.P. (_PVP II_).
     (c)           Includes 56,250 shares held by PVP II.






















































     SEC 1745 (2-95)                 Page 4 of 9





     Item 1(a) Name of Issuer:

                    Platinum Entertainment, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

                    2001 Butterfield Road
                    Downers Grove, Illinois 60515

     Item 2(a) Name of Person Filing:

                    Steven D. Devick

     Item 2(b) Address of Principal Business Office or, if None, Residence:

                    2001 Butterfield Road
                    Downers Grove, Illinois 60515

     Item 2(c) Citizenship:

                    United States

     Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.001 per share

     Item 2(e) CUSIP Number

                    727909-10-3

     Item 3.   Type of Person:

                    Not Applicable

























     SEC 1745 (2-95)                 Page 5 of 9





     Item 4.   Ownership:

               (a)  Amount Beneficially Owned:

                     1,101,867(1)(3)

               (b)  Percent of Class:

                        18.0% (1)

               (c)  Number of shares as to which person has:

                    (i)  Sole power to vote or to direct the vote:
                         1,045,617 (1)

                    (ii) Shared power to vote or to direct the
                         vote:  56,250 (2)

                    (iii)     Sole power to dispose or to direct the
                         disposition of:  1,045,617(1)

                    (iv) Shared power to dispose or to direct the
                         disposition of: 56,250 (2)

     _________________

          (1) Includes 803,078 shares which Mr. Devick has the right to acquire pursuant to the exercise of vested stock options held by Mr.Devick.
          (2) Represents 56,250 shares which Mr. Devick has the right to purchase pursuant to the exercise of a warrant to purchase Common Stock held in the name of Platinum Venture Partners II, L.P. (_PVPII_).
          (3)                Includes 56,250 shares held by PVP II.
























     SEC 1745 (2-95)                 Page 6 of 9





          (4)   Item 5.    Ownership of Five Percent or less of a Class:

                    Not Applicable

     Item 6.   Ownership of More than Five Percent on Behalf of
               Another Person:

                    Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

     Item 8.   Identification and Classification of Members of the
               Group:

                    Not Applicable

     Item 9.   Notice of Dissolution of Group:

                    Not Applicable

     Item 10.  Certification:

                    Not Applicable































     SEC 1745 (2-95)                 Page 7 of 9





                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:  February 13, 1998


                                             /s/ STEVEN D. DEVICK

                                                 Steven D. Devick













































          SEC 1745 (2-95)                 Page 8 of 9





                                        SIGNATURE

                 After  reasonable  inquiry  and  to   the  best  of  my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date:  February 13, 1998




                                               Steven D. Devick